Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JULY 2025	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

1Q 2025: Highlights

▪
Total net sales amounted to €78.1 million, down 7.6% from €84.5 million in 1Q 2024.
▪
Gross margin was 34.1%, compared to 36.9% in 1Q 2024, primarily due to the transition phase of the planned production shift of Natuzzi Editions for the North American market from China to Italy.
▪
In 1Q 2025, we had an operating loss of (€0.8) million, compared to a profit of €0.6 million in 1Q 2024.
▪
Net finance costs were (€2.9) million, compared to net finance costs of (€2.2) million in 1Q 2024, also due to unfavorable currency movements on trade receivables and payables.
▪
During 1Q 2025, we invested €1.9 million, primarily to upgrade the Group’s Italian factories.
▪
As of March 31, 2025, we held €22.5 million in cash, from €20.3 million as of December 31, 2024. Proceeds from extraordinary transactions, notably the sale of the building in High Point, more than offset operating cash outflows.
▪
Store traffic and written orders are below expectations, due to a generalized decline in consumer confidence. This may adversely affect our results of operations at least in the first part of the current year, subject to the Cautionary Statement included herein.

***

Santeramo in Colle (BA), July 2, 2025 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the first quarter ended March 31, 2025.

Pasquale Natuzzi, Executive Chairman of the Group, commented: “The markets in which we operate have not shown those signs of improvement we expected. The business environment has been further affected by the introduction of U.S. trade duties on April 2nd, the perduring Russia-Ukraine conflict, and, more recently, the escalation of tensions in the Middle East. In this context we have intensified our efforts to support commercial deployment.

We continue to implement our Brand commercial strategy that integrates collections, marketing and customer experience, while closely monitoring its effectiveness in a challenging market environment. The brand guidelines have now been centrally codified to accelerate their global and consistent roll-out.

2025 First Quarter Results - page 1

This year marked our return to the Salone del Mobile Fair in Milan, after a five-year absence that coincided with the pandemic and post-pandemic period. At the Milan Fair, we unveiled the new Natuzzi Editions collections: “Feelwell”, “Dolcevita”, and “Neo Heritage”. During the Milan Design Week, we also presented the Natuzzi Italia “Comfortness” and “Circle of Harmony” collections, which reflect our evolution into a global lifestyle brand, true to our heritage. Natuzzi Italia collections have been enriched through collaborations with international designers such as Andrea Steidl, Karim Rashid, Marcantonio, and Mauro Lipparini. For both Natuzzi Italia and Natuzzi Editions, the new collections have been supported by tailored, high-quality marketing campaigns.

We have worked to support and innovate the three channels in which we operate: Retail (DOS and FOS), Galleries, and the newly established Contract channel (B2B opportunities).

In Retail we’ve made significant investments to improve analytics and intelligence. We have built the infrastructure to monitor store performance in real time, focusing on key indicators such as foot traffic, conversion rates, average ticket and product category performance. This enables a data-driven diagnostic of each store across our network, with the objective of progressively improving the performance of our retail.

The Re-imagined Galleries format, that was introduced late last year, has become operational in 1Q 2025. While still in its early stages, it has started to show some initial signs of positive impact, both in term of new openings and remerchandising, particularly in the U.S.

Following the launch of Natuzzi Harmony Residence in Dubai last November, we are seeing early signs of growing interest in our Contract division—an area we consider having significant growth potential and strategic relevance for our Group.

Our immediate focus is the full and effective deployment of this strategy in our main markets. We have prioritized initiatives aimed at strengthening sales and engagement across all regions, although their full impact will depend on market dynamics and execution over time.

North America remains a strategic priority. We have implemented a new organization with the appointment of a new VP of Retail, Justin Christensen, and a new VP of HR, Sharri McIntyre, who will focus on improving our retail and commercial operations. Justin has over 25 years of experience in the retail industry particularly in fashion, having worked with European and American fashion groups which include Brioni and Ralph Lauren. Sharri, with over 20 years of experience, has held the position of VP Corporate HR at Louis Vuitton and HR Director at Williams-Sonoma.

In Europe we have taken direct control of our largest market, the UK, by appointing a new Country Manager, Antoine Nicolay, to lead the commercial development for both the retail and

2025 First Quarter Results - page 2

wholesale channel. Antoine brings over 10 years of experience in the luxury and consumer goods sectors.

In Italy, the recently appointed Country Manager, Rocco Rella, is contributing positively to improving the quality of both our direct and franchising distribution.

In China, we have worked closely with our local JV team to enhance the quality of our retail network and strengthen brand presence. In July, we will present the new Natuzzi Italia collections to our dealers, replicating the 'Milan Design Week' format at a local level.

Our new collections have generated interest among both existing and prospective clients, leading to commitment to opening new galleries in France and Germany.

We believe that the steps we've taken on collections, marketing, and retail management represent a solid foundation for improving our commercial performance over time. Our objective remains to strengthen the brand and enhance operational efficiency with the aim of delivering sustainable value for our stakeholders. However, the actual results will depend on market conditions, consumer sentiment, and the effective execution of our strategy.”

Antonio Achille, CEO of the Group, commented: “The first quarter was impacted by growing geopolitical tensions and persistent economic uncertainty that impacted consumer confidence.

In the first quarter of 2025, we made relevant changes to the production allocation for Natuzzi Editions. While Natuzzi Italia has always been entirely produced within our industrial district in Italy, Natuzzi Editions, which is fully designed by our Style Center in Puglia, has been manufactured across a diversified network of production hubs, primarily located in China, Romania, and Brazil. Allocation decisions are based on several criteria, including production cost, trade duties, logistics costs, and lead times.

In October 2024, we completed the closure of our historical manufacturing plant in Shanghai. We made this decision as Shanghai no longer offered competitive labor and production costs. The Shanghai plant had served the domestic Chinese market, North America, and key countries in the rest of Asia for Natuzzi Editions. Our new facility in Quanjiao has been designed to serve exclusively the domestic Chinese market. We made the strategic decision—confirmed by the recent geopolitical outcomes—not to include North American production at this site, given the growing trade tensions between the U.S. and China.

The decision to relocate Natuzzi Editions production to our Italian plants also took into account their lower saturation compared to our Romanian plant, as we were determined to avoid the labor costs associated with idle capacity in the Italian plants, which would have been particularly detrimental to our results.

2025 First Quarter Results - page 3

As a result, starting from late 2024, we began relocating Natuzzi Editions production for the North American market to Italy, completing the transition in the first quarter of 2025.

The decision to reshore Natuzzi Editions production to Italy has been taken based on a thorough feasibility and sustainability study at Group level. This analysis assessed the potential benefits of the initiative and the most significant ones include:

•
The suspension of indirect and operating expenses related to the Shanghai plant, associated with Natuzzi Editions production for the North American market;
•
The avoidance of import duties;
•
Reduction in production costs at the Italian plants, driven by higher capacity utilization resulting from increased volumes;
•
The mitigation of labor costs related to underutilized workers in Italy, who—due to current social support mechanisms—would otherwise have represented a negative cost impact.

In addition, a 10% price increase for Natuzzi Editions for North America has been planned. During the initial transition phase, this price increase has been only partially implemented.
This gradual approach reflects the ongoing ramp-up of the Italian factories' readiness for Natuzzi Editions collections, which has temporarily led to service levels below expectations.

We have engaged, together with the Company’s Operations and HR leadership, to address the specific issues arising from this production reallocation. More broadly, we have launched an improvement program to implement solutions aimed at enhancing quality levels, service, and production costs, especially at the Italian plants.

As Italy remains structurally more expensive than other production hubs—particularly in terms of labor—we are engaged in constructive dialogue with Italian institutions to address labor market challenges and ensure long-term sustainability—we remain open to exploring alternative solutions to make Natuzzi Editions production for North America structurally more viable.

The uncertainty surrounding U.S. trade duties poses a significant challenge for the entire industry, especially for companies like ours with deep commercial ties to the U.S. market, as it has created a volatile environment in which consumers and retailers tend to postpone their purchasing decisions.

In light of persistent economic and geopolitical uncertainty, including the recent escalation of the conflict in the Middle East, we anticipate continued market volatility. We are therefore adopting a disciplined, risk-aware approach in planning for the coming quarters.”

2025 First Quarter Results - page 4

**********

2025 - FIRST QUARTER

CONSOLIDATED REVENUE

Consolidated revenue for 1Q 2025 amounted to €78.1 million, compared to €84.5 million in 1Q 2024. The performance in the quarter was impacted by ongoing macroeconomic, geopolitical, and industry-specific challenges, which continued to dampen consumer spending capacity and delay purchases of durable goods. This led to a lower-than-expected order intake which impacted invoiced sales in the first quarter of 2025.

Excluding “other sales” of €2.8 million, 1Q 2025 invoiced sales from upholstered and other home furnishings products amounted to €75.3 million, compared to €82.4 million in 1Q 2024.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants (mainly in China, Romania and Brazil and in 1Q 2025 also in Italy) strategically located to best serve individual markets. Natuzzi Editions products are distributed in Italy under the brand “Divani&Divani by Natuzzi”, which is

2025 First Quarter Results - page 5

manufactured in Italy to shorten the lead time and serve the Italian market. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 1Q 2025, Natuzzi’s branded invoiced sales amounted to €72.0 million, compared to €76.0 million in 1Q 2024.

The following is the contribution of each Brand in terms of invoiced sales for 1Q 2025:

─
Natuzzi Italia invoiced sales amounted to €27.7 million, compared to €29.3 million in 1Q 2024.
─
Natuzzi Editions invoiced sales (including invoiced sales from “Divani&Divani by Natuzzi”) amounted to €44.3 million, compared to €46.7 million in 1Q 2024.

Specifically, Natuzzi Editions invoiced sales were €34.8 million, compared to €36.5 million in 1Q 2024. Invoiced sales for Divani&Divani by Natuzzi were €9.5 million, compared to €10.2 million in 1Q 2024.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €3.3 million, compared to €6.4 million in 1Q 2024. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of upholstery and home-furnishings invoiced sales for 1Q 2025, compared to 1Q 2024, according to the following geographic areas.

	1Q 2025	1Q 2024	Delta €	Delta %
North America	22.9	24.2	(1.3)	(5.4)%
Greater China	5.5	5.7	(0.2)	(3.3%)
West & South Europe	24.9	28.9	(3.9)	(13.6%)
Emerging Markets	11.4	12.5	(1.1)	(8.5%)
Rest of the World*	10.5	11.1	(0.6)	(5.7)%
Total	75.3	82.4	(7.1)	(8.6%)

Figures in €/million, except percentage.

*Includes South and Central America, Rest of APAC.

The performance in West & South Europe reflects a generalized difficult macroeconomic condition, especially for some European mature markets, as well as the loss of disposable income by consumers as a result of high interest rates and inflation in prior quarters.

In North America, the slight increase in branded sales was outweighed by the weaker performance of the unbranded business.

2025 First Quarter Results - page 6

Emerging markets—particularly in Eastern Europe and the Middle East—remain constrained by deteriorating international relations and ongoing regional conflicts.

In Greater China, consumers’ prudent attitude toward the purchase of durables and a weak real estate market continue to affect our performance in the region.

C.
Distribution

During 1Q 2025, the Group distributed its branded collections in 97 countries, according to the following table.

	Direct Retail	FOS	Total retail stores (March 31, 2025)
North America	22(1)	10	32
Greater China	16(2)	270	286
West & South Europe	28	97	125
Emerging Markets	─	75	75
Rest of the World*	4	88	92
Total	70	540	610

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. Since the Natuzzi Group does not have full control over each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. Since the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

*Includes South and Central America, Rest of APAC.

During 1Q 2025, the Group's invoiced sales from DOS (Directly Operated Stores) and Group-operated Concessions, were €18.1 million, compared to €20.5 million in 1Q 2024. The year-over-year decline reflects a softer consumer environment as well as the strategic reduction in the number of stores—63 in 1Q 2025 versus 66 in 1Q 2024.

In 1Q 2025, we closed two underperforming Natuzzi Italia stores— 1 in San Sebastian, Spain, and 1 in the Greater London area, UK— as part of our ongoing initiative to streamline our retail footprint and focus on higher-potential locations.

Due to the shift of a portion of Natuzzi Editions production from China to the Group’s European plants, we experienced temporary supply chain and production delays that led to the postponement of certain deliveries during the quarter. These delays affected in particular certain deliveries to our directly operated stores in Australia and Mexico. Management is actively addressing this issue to normalize delivery time.

During 1Q 2025, invoiced sales from franchise stores (FOS) amounted to €30.2 million, compared to €34.5 million in 1Q 2024.

2025 First Quarter Results - page 7

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, in addition to mass distributors selling mainly unbranded products. During 1Q 2025, invoiced sales from the wholesale channel amounted to €27.0 million, compared to €27.4 million in 1Q 2024.

Specifically, invoiced sales from our Natuzzi galleries were €22.2 million, compared to €20.1 million in 1Q 2024. The Re-imagined Galleries project, introduced late last year and reflected in the launch of new galleries and the remerchandising of existing ones, particularly in the U.S. market, is starting to show some initial signs of positive impact.

Net sales from large distributors, selling mainly unbranded products, were €4.7 million compared to €7.3 million in 1Q 2024.

GROSS MARGIN

In 1Q 2025, Gross margin was 34.1%, which compares to 36.9% in 1Q 2024, impacted by the reallocation of Natuzzi Editions production for the North American market to the Group’s European facilities, mainly in Italy. As a reminder, in October 2024, we completed the strategic closure of our Shanghai plant, consolidating production for the Chinese market exclusively at the more cost-effective Quanjiao facility. Concurrently, we transitioned the manufacturing of Natuzzi Editions products for the North American market from China to our European factories, primarily in Italy.

The gradual implementation of the planned 10% price increase for Natuzzi Editions in North America negatively impacted quarterly margins. This gradual approach reflects the ongoing ramp-up of Italian factories to produce Natuzzi Editions collections, which has temporarily resulted in service levels below expectations

In addition, the reduced revenues from directly operated stores (DOS), contributed to the margin pressure in the quarter.

Specifically, during 1Q 2025, industrial labor cost totaled (€19.1) million, or (24.5%) of revenue, compared to (€17.8) million, or (21.1%) of revenue in 1Q 2024, almost entirely due to the production in Italy of Natuzzi Editions for North America, as noted above. This impact was partially mitigated by a €0.9 million reduction in labor costs in China. Additionally, labor costs in Romania increased by €0.3 million during the quarter, due to government-mandated minimum wage adjustments.

1Q 2025 consolidated labor cost includes (€0.1) million of one-off severance-related expenses, primarily in Italy. In 1Q 2024, severance expenses included in the cost of labor were (€0.2) million.

2025 First Quarter Results - page 8

During 1Q 2025, consumption of raw materials was (35.8%) of revenue, compared to (36.1%) in 1Q 2024.

Other industrial costs were (€4.4) million, compared to (€4.9) million in 1Q 2024, primarily due to lower lease-related depreciation after the Shanghai facility closure in October 2024.

OPERATING EXPENSES

During 1Q 2025, operating expenses, which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€27.4) million, or (35.1%) of revenue, compared to (€30.6) million, or (36.2%) of revenue in 1Q 2024.

During 1Q 2025, transportation costs as a percentage of revenue were (7.5%) from (7.2%) in 1Q 2024, primarily due to a different geographic mix and increased tariffs on the Italy–North America shipping route.

During 1Q 2025, custom duties were (€0.3) million, compared to (€1.1) million in 1Q 2024. This reduction mainly reflects the reallocation of a portion of Natuzzi Editions production from China to the Group’s Italian facilities.

During 1Q 2025, Administrative expenses were (€10.0) million, compared to (€8.5) million in 1Q 2024. The increase is primarily attributable to government grants, which were nil in 1Q 2025, compared to €1.3 million received in 1Q 2024; in addition, in 1Q 2025 we accounted for (€0.3) million of extraordinary expenses mainly related to insurance premium adjustments.

Lastly, the increase in “Other income” is due to a €1.7 million capital gain accounted for in connection with the sale of the property in High Point, NC, completed in March 2025.

NET FINANCE INCOME/(COSTS)

During 1Q 2025, the Company accounted for a total of (€2.9) million of Net Finance costs, compared to a total of (€2.2) million of Net Finance costs in 1Q 2024.

While Finance costs decreased to (€2.2) million in 1Q 2025 from (€2.6) million in 1Q 2024 mainly as a result of lower interest rates, we reported a (€1.2) million impact from net exchange rates differentials, following unfavorable currency movements affecting trade receivables and payables.

2025 First Quarter Results - page 9

CASH FLOW AND BALANCE SHEET

As of March 31, 2025, we held €22.5 million in cash, from €20.3 million as of December 31, 2024.

The difference in cash is determined as follows:

─
Net cash used by operating activities (€5.2) million;
─
Net cash provided by investing in activities +€5.8 million, which includes a €7.6 million collection in connection with the sale of the property in High Point, NC.
─
Net cash provided by financing activities +€1.0 million;
─
Effect of movements exchange rates on cash (€0.5) million;
─
Net cash from increased bank-overdraft repayable on demand +€1.1 million.

As of March 31, 2025, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€24.1) million, compared to (€21.7) million as of December 31, 2024, indicating a deterioration of €2.4 million in the period.

******

2025 First Quarter Results - page 10

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2025 and 2024 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	First quarter ended on		Change	Percentage of revenue
	31-Mar-25	31-Mar-24%		31-Mar-25	31-Mar-24
Revenue	78.1	84.5	-7.6%	100.0%	100.0%
Cost of Sales	(51.4)	(53.3)	-3.5%	-65.9%	-63.1%
Gross profit	26.6	31.2	-14.7%	34.1%	36.9%
Other income	2.8	1.2		3.6%	1.4%
Selling expenses	(20.1)	(23.2)	-13.5%	-25.7%	-27.5%
Administrative expenses	(10.0)	(8.5)	18.3%	-12.8%	-10.0%
Impairment on trade receivables	(0.0)	0.0		0.0%	0.0%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	(0.8)	0.6		-1.0%	0.7%
Finance income	0.2	0.2		0.3%	0.2%
Finance costs	(2.2)	(2.6)		-2.8%	-3.1%
Net exchange rate gains/(losses)	(1.0)	0.2		-1.3%	0.3%
Net finance income/(costs)	(2.9)	(2.2)		-3.8%	-2.6%
Share of profit/(loss) of equity-method investees	(0.2)	(0.2)		-0.3%	-0.2%
Profit/(Loss) before tax	(3.9)	(1.8)		-5.0%	-2.1%
Income tax expense/(benefit)	(0.1)	(0.0)		-0.2%	-0.1%
Profit/(Loss) for the period	(4.1)	(1.8)		-5.2%	-2.1%
Profit/(Loss) attributable to:
Owners of the Company	(4.1)	(1.7)
Non-controlling interests	0.1	(0.1)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)
	31-Mar-25	31-Dec-24
ASSETS
Non-current assets	174.1	175.6
Current assets	139.5	143.4
TOTAL ASSETS	313.6	319.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	49.0	54.0
Non-controlling interests	4.3	4.2
Non-current liabilities	101.0	102.5
Current liabilities	159.3	158.3
TOTAL EQUITY AND LIABILITIES	313.6	319.0

2025 First Quarter Results - page 11

Natuzzi S.p.A. and Subsidiaries
Reconciliations between Net Financial Position and the most directly comparable measures under IFRS (Expressed in millions of Euro)
	31-Mar-25	31-Dec-24
Cash and cash equivalents	22.5	20.3
Less:
Bank overdrafts and short-term borrowings	29.1	23.3
Current portion of long-term borrowings	3.8	4.5
Long-term borrowings	13.6	14.2
Net Financial Position before lease liabilities	(24.1)	(21.7)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-25	31-Dec-24

Net cash provided by (used in) operating activities	(5.2)	1.7
Net cash provided by (used in) investing activities	5.8	(4.3)
Net cash provided by (used in) financing activities	1.0	(12.8)
Increase (decrease) in cash and cash equivalents	1.5	(15.4)
Cash and cash equivalents, beginning of the year	17.0	31.6
Effect of movements in exchange rates on cash held	(0.5)	0.8
Cash and cash equivalents, end of the period	18.0	17.0

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-25	31-Dec-24
Cash and cash equivalents in the statement of financial position	22.5	20.3
Bank overdrafts repayable on demand	(4.4)	(3.3)
Cash and cash equivalents in the statement of cash flows	18.0	17.0

**********

CONFERENCE CALL

The Company will host a conference call on Thursday, July 3, 2025, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

2025 First Quarter Results - page 12

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Use of non-GAAP Measures

This press release discusses Net Financial Position, which is a non-IFRS measure used by management internally and constitutes a non-GAAP financial measure defined in accordance with US Securities and Exchange Commission rules and regulations. We believe that Net Financial Position provides useful and relevant information regarding our performance and our ability to assess our financial performance and financial position.

Reconciliations between Net Financial Position and the most directly comparable measures under IFRS is provided in this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2025, Natuzzi distributes its collections worldwide through a global retail network of 610 monobrand stores in addition to galleries. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2025 First Quarter Results - page 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	JULY 2, 2025	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi